THE COMPANIES LAW

A COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

GILAT SATELLITE NETWORKS LTD.

AS AMENDED AND RESTATED ON APRIL 15,  2003

PRELIMINARY

                          RESERVED

             2.          Interpretation. (a) In these Articles the words standing in the first column of the table next hereinafter contained shall bear the meaning set opposite to them respectively in the second column thereof, if not inconsistent with the subject or context.

“The Company”	-	Gilat Satellite Networks Ltd.
“The Law”	-	The Companies Ordinance, the Companies Law, 1999 (the “Companies Law”) and every other Israeli law in force concerning companies limited by shares and affecting the Company.
“These Articles”	-	These Articles of Association as originally drafted or as altered from time to time by Ordinary Resolution.
“The Office”	-	The current registered office of the Company.
“Outside Director”	-	Shall have the meaning set forth in Section 1 of the Companies Law.
“Office Holder”	-	Shall have the meaning set forth in Section 1 of the Companies Law.
“Ordinary Resolution”	-	Shall have the meaning set forth in Article 28(a)
“Year” and “Month”	-	A Gregorian month or year.

 (b)        Unless otherwise defined in these Articles or required by the context, terms used herein shall have the meaning provided therefore under the Companies Law. To the extent that any terms or provisions in these Articles, referring to the Companies Ordinance, conflict with any of the terms or provisions of the Companies Law, the interpretation of such items as provided by the Companies Law shall prevail. To the extent that any provision under these Articles conflicts with any provision under the Memorandum of Association of the Company, the provision under these Articles shall prevail.

             3.          Amendments. These Articles may be amended or replaced at any time and from time to time if such amendment or replacement is recommended by the Board of Directors, by an Ordinary Resolution but in any other case by a resolution approved by the holders of at least seventy-five (75%) of the shares represented at a General Meeting and voted thereon.

             3A.        Purpose. The purpose of the Company is to engage in any legal occupation and/or business and/or activity. The Company may make reasonable donations for any proper cause.

SHARE CAPITAL

             4.          Share Capital.   (a) The authorized share capital of the Company is NIS 5,500,000 divided into 27,500,000 (twenty seven million five hundred thousand) Ordinary Shares, par value NIS 0.2 per share.

             (b)        The Ordinary Shares all rank pari passu in all respects.

             5.          Increase of Authorized Share Capital. (a) The Company may, from time to time, by Ordinary resolution, whether or not all the shares then authorized have been issued, and whether or not all the shares theretofore issued have been called up for payment, increase its authorized share capital. Any such increase shall be in such amount and shall be divided into shares of such nominal amounts, and such shares shall confer such rights and preferences, and shall be subject to such restrictions, as such Ordinary Resolution shall provide.

             (b)        Except to the extent otherwise provided in such Ordinary Resolution, any new shares included in the authorized share capital increased as aforesaid shall be subject to all the provisions of these Articles which are applicable to shares of such class included in the existing share capital without regard to class (and, if such new shares are of the same class as a class of shares included in the existing share capital, to all of the provisions which are applicable to shares of such class included in the existing share capital).

             6.          Special Rights: Modification of Rights. (a) Without prejudice to any special rights previously conferred upon the holders of existing shares in the Company, the Company may, from time to time, by Ordinary Resolution, provide for shares with such preferred or deferred rights or rights of redemption or other special rights and/or such restrictions, whether in regard to dividends, voting, repayment of share capital or otherwise, as may be stipulated in such Ordinary Resolution.

            (b)(i)     If at any time the share capital is divided into different classes of shares, the rights attached to any class, unless otherwise provided by these Articles, may be modified or abrogated by the Company, by Ordinary Resolution or the sanction of an Ordinary resolution passed at a separate General Meeting of the holders of the shares of such class.

            (ii)        The provisions of these Articles relating to General Meetings shall, mutatis mutandis, apply to any separate General Meeting of the holders of the shares of a particular class, provided, however, that the requisite quorum at any such separate General Meeting shall be two or more shareholders present in person or by proxy and holding not less than one third (1/3) of the issued shares of such class.

            (iii)       Unless otherwise provided by these Articles, the enlargement of an authorized class of shares, or shares, or the issuance of additional shares thereof out of the authorized and unissued share capital, shall not be deemed, for purposes of this Article 6(b), to modify or abrogate the rights attached to previously issued shares of such class or of any other class.

             7.          Consolidation, Subdivision, Cancellation and Reduction of Share Capital. (a) The Company may, from time to time, by Ordinary Resolution (subject, however, to the provisions of Article 6(b) hereof and to applicable law):

(i)	consolidate and divide all or any part of its issued or unissued authorized share capital into shares of a per share nominal value which is larger than the per share nominal value of its existing shares:

(ii)	subdivide its shares (issues or unissued) or any of them, into shares of smaller nominal value than is fixed by the Memorandum of Association.

(iii)	cancel any shares which, at the date of the adoption of such Ordinary Resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; or

(iv)	reduce its share capital in any manner, and with and subject to any incident authorized, and consent required, by law.

             (b)      With respect to any consolidation of issued shares into shares of a larger nominal value per share, and with respect to any other action which may result in fractional shares, the Board of Directors may settle any difficulty which may arise with regard thereto, as it deems fit and, in connection with any such consolidation or other action which could result in fractional shares, may, without limiting its aforesaid power:

(i)	determine, as to the holder of shares so consolidated, which issued shares shall be consolidated into a share of a larger nominal value per share.

(ii)	allot, in contemplation of or subsequent to such consolidation or other action, shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iii)	redeem, in the case of redeemable preference shares and subject to applicable law, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iv)	cause the transfer of fractional shares by certain shareholders of the Company to other shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees of such fractional shares to pay the transferors thereof the fair value thereof, and the Board of Directors is hereby authorized to act in connection with such transfer, as agent for the transferors and transferees of any such fractional shares, with full power of substitution, for the purposes of implementing the provisions of this sub-Article 7(b)(iv).

             8.         Issuance of Share Certificates, Replacement of Lost Certificates. (a) Share certificates shall be issued under the corporate seal of the Company and shall bear the signature of one Director, or of any person or person authorized therefor by the Board of Directors.

(b)	Each shareholder shall be entitled to one numbered certificate for all the shares of any class registered in his name, and if the Board of Directors so approves, to several certificates, each for one or more of such shares. Each certificate shall specify the serial numbers of the shares represented thereby and may also specify the amount paid up thereon.

(c)	A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Register of Shareholders in respect of such co-ownership.

(d)	A share certificate which has been defaced, lost or destroyed, may be replaced, and the Company shall issue a new certificate to replace such defaced, lost or destroyed certificate upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as The Board of Directors in its discretion deems fit.

             9.         Registered Holder. Except as otherwise provided in these Articles or the Statues, the Company shall be entitled to treat the registered holder of each share as the absolute owner thereof, and accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by statute, be obligated to recognize any equitable or other claim to, or interest in, such share on the part of any other person.

             10.       Allotment and Repurchase of Shares. (a) The unissued shares from time to time shall be under the control of the Board of Directors, who shall have the power to allot, issue or otherwise dispose of shares to such persons, on such terms and conditions (including inter alia terms relating to calls set forth in Article 12(f) hereof), and either at par or at a premium, or subject to the provision of the Companies Law, at a discount and/or with payment of commission, and at such times, as the Board of Directors deems fit, and the power to give to any person the option to acquire from the Company any shares, either at part or at a premium, or, subject as aforesaid, at a discount and/or with payment of commission, during such time and for such consideration as the Board of Directors deems fit.

             (b)       The Company may at any time and from time to time, subject to the Companies Law, purchase back or finance the purchase of any shares or other securities issued by the Company, in such manner and under such terms as the Board of Directors shall determine, whether from any one or more shareholders. Such purchase shall not be deemed as payment of dividends and no shareholder will have the right to require the Company to purchase his shares or offer to purchase shares from any other shareholders.

             11.       Payment in Installment. If pursuant to the terms of allotment or issue of any share, all or any portion of the price thereof shall be payable installments, every such installment shall be paid to the Company on the due date thereof by the then registered holder(s) of the share or of the person(s) then entitled thereto.

             12.       Calls on Shares. (a) The Board of Directors may, from time to time, as it in its discretion deems fit, make calls for payment upon shareholders in respect of any sum which has not been paid up in respect of shares held by such shareholders and which is not, pursuant to the terms of allotment or issue of such shares or otherwise, payable at a fixed time, and each shareholder shall pay the amount of every call so made upon him (and of each installment thereof if the same is payable installments) to the person(s) and at the time(s) and place(s) designated by the Board of Directors, as any such times may be thereafter extended and/or such person(s) or place(s) changed. Unless otherwise stipulated in the resolution of the Board of Directors (and in the notice hereafter referred to), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all the shares in respect of which such call was made.

(b)	Notice of any call for payment by a shareholder shall be given in writing to such shareholder not less than fourteen (14) days prior to the time of payment fixed in such notice, and shall specify the time and place of payment, and the person to whom such payment is to be made. Prior to the time for any such payment fixed in a notice of a call given to a shareholder, the Board of Directors may in its absolute discretion, by notice in writing to such shareholder, revoke such call in whole or in part, extend the time fixed for payment thereof, or designate a different place of payment or person to whom payment is to be made. In the event of a call payable in installments, only one notice thereof need to be given.

(c)	If pursuant to the terms of allotment or issue of a share or otherwise, an amount is made payable at a fixed time (whether on account of such share or by way of premium), such amount shall be payable at such time as if it were payable by virtue of a call made by the Board of Directors and for which notice was given in accordance with paragraphs (a) and (b) of this Article 12, and the provisions of these Articles with regard to calls (and the non-payment thereof) shall be applicable to such amount (and the non-payment thereof).

(d0	Joint holders of a share shall be jointly and severally liable to pay all calls for payment in respect of such share and all interest payable thereon.

(e)	Any amount called for payment which is not paid when due shall bear interest from the date fixed for payment until actual payment thereof, at such rate (not exceeding the then prevailing debitory rate charged by leading commercial banks in Israel), and payable at such time(s) as the Board of Directors may prescribe.

(f)	Upon the allotment of shares, the Board of Directors may provide for differences among the allottees of such shares as to the amounts and times for payment of calls for payment in respect of such shares.

             13.       Prepayment. With the approval of the Board of Directors, any shareholder may pay to the company any amount not yet payable in respect of his shares, and this Board of Directors may approve the payment by the Company of interest on any such amount until the same would be payable if it had not been paid in advance, at such rate and time(s) as may approved by the Board of Directors. The Board of Directors may at any time cause the company to repay all or any part of the money so advanced, without premium or penalty. Nothing in this Article 123 shall derogate from the right of the Board of Directors to make any call for payment before or after receipt by the Company of any such advance.

             14.       Forfeiture or Surrender. (a) If any shareholder fails to pay an amount payable by virtue of a call, or interest thereon as provided for in accordance herewith, on or before the day fixed for payment of the same, the Board of Directors, may at any time after the day fixed for such payment, so long as such amount (or any portion thereof) or interest thereon (or any portion thereof) remains unpaid, forfeit all or any of the shares in respect of which such payment was called for. All expenses incurred by the Company in attempting to collect any such amount or interest thereon, including, without limitation, attorneys’ fees and costs of legal proceedings, shall be added to, and shall, for all purposes (including the accrual of interest thereon), constitute a part of, the amount payable to the Company in respect of such call.

(b)	Upon the adoption of a resolution as to the forfeiture of a shareholder’s share, the Board of Directors shall cause notice thereof to be given to such shareholder, which notice shall state that, in the event of the failure to pay the entire amount so payable by a date specified in the notice (which date shall be not less than fourteen (14) days after the date such notice is given and which may be extended by the Board of Directors), such shares shall be ipso facto forfeited, provided, however, that, prior to such date, the Board of Directors may nullify such resolution of forfeiture, but no such nullification shall stop the Board of Directors from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

(c)	Without derogating from Articles 54 and 59 hereof, whenever shares are forfeited as herein provided, all dividends, if any, theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited at the same time.

(d)	The Company, by resolution of the Board of Directors, may accept the voluntary surrender of any share.

(e)	Any share forfeited or surrendered as provided herein, shall become the property of the Company, and the same, subject to the provisions of these Articles, may be sold, re-allotted or otherwise disposed of as the Board of Directors deems fit.

(f)	Any shareholder whose shares have been forfeited or surrendered shall cease to be a shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company, all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, at the rate prescribed in Article 12(e) above, and the Board of Directors, in its discretion, may, but shall not be obligated to, enforce the payment of such moneys, or any part thereof. In the event of such forfeiture or surrender, the Company, by resolution of the Board of Directors, may accelerate the date(s) or payment of any or all amounts then owing to the Company by the shareholder in question (but not yet due) in respect of all shares owned by such shareholder, solely or jointly with another.

(g)	The Board of Directors may at any time, before any share so forfeited or surrendered shall have been sold, re-allotted or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it deems fit, but no such nullification shall stop the Board of Directors from re-exercising its power of forfeiture pursuant to this Article 14.

             15.       Lien. (a) Except to the extent the same may be waived or subordinated in writing, the Company shall have a first and paramount lien upon all the shares registered in the name of each shareholders (without regard to any equitable or other claim or interest in such shares on the part of any other person), and upon the proceeds of the sale thereof, for his debts, liabilities and engagements to the Company arising from any amount payable by such shareholder in respect of any unpaid or partly paid share, whether or not such debt, liability or engagement has matured. Such lien shall extend to all dividends from time to time declared or paid in respect of such share. Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of the lien (if any) existing on such shares immediately prior to such transfer.

(b)	The Board of Directors may cause the Company to sell a share subject to such a lien when the debt, liability or engagement giving rise to such lien has matured, in such manner as the Board of Directors deems fit, but no such sale shall be made unless such debt, liability or engagement has not been satisfied within fourteen (14) days after written notice of the intention to sell shall have been served on such shareholder, his executors or administrators.

The net proceeds of any such sale, after payment of the costs thereof, shall be applied in or toward satisfaction of the debts, liabilities or engagements of such shareholder in respect of such share (whether or not the same have matured), and the residue (if any) shall be paid to the shareholder, his executors, administrators or assigns.

             16.       Sale After Forfeiture or Surrender or in Enforcement of Lien. Upon any sale of a share after forfeiture or surrender or for enforcing a lien, the Board of Directors may appoint any person to execute an instrument of transfer of the share so sold and cause the purchaser’s name to be entered in the Register of Shareholders in respect of such share. The purchaser shall be registered as the shareholder and shall not be bound to see to the regularity of the sale proceedings, or to the application of the proceeds of such sale, and after his name has been entered in the Register of Shareholders in respect of such share, the validity of the sale shall not be impeached by any person, and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

             17.       Redeemable Shares. The Company may, subject to applicable law, issue redeemable shares and redeem the same.

             18.       Conversion of Shares into Stock. (a) The Board of Directors may, with the sanction of the shareholders previously given by Ordinary Resolution, convert any paid-up shares into stock, and may, with like sanction, reconvert any stock into paid-up shares of any denomination.

(b)	The holders of stock may transfer the same, or any part thereof, in the same manner and subject to the same regulations, as the shares from which the stock arose might have been transferred prior to conversion or as near thereto as circumstances admit, provided, however, that the Board of Directors may from time to time fix the minimum amount of stock so transferable, and restrict or forbid the transfer of fractions of such minimum, but the minimum shall not exceed the nominal value of each of the shares from which such stock arose.

(c)	The holders of stock shall, in accordance with the amount of stock held by them, have the same rights and privileges as regards the minimum amount of stock so transferable, and restrict or forbid the transfer of fractions of such minimum, but the minimum shall not exceed the nominal value of each of the shares from which such stock arose.

(d)	The holders of stock shall, in accordance with the amount of stock held by them, have the same rights and privileges as regards dividends, voting at meetings of the Company and other matters as if they held the shares from which such stock arose, but no such right or privilege except participation in the dividends and the profits of the Company, shall be conferred by any such aliquot part of such stack as would not, if existing in shares, hace conferred that right or privilege.

(e)	Such of the Articles of the Company as are applicable to paid-up shares shall apply to stock, and the words “share” and “shareholder” (or ‘member”) therein shall include “stock” and “stockholder”.

TRANSFER OF SHARES

             19.       Registration of Transfer. (a) No transfer of shares shall be registered unless a proper writing or instrument of transfer (in any customary form or any other form satisfactory to the Board of Directors) has been submitted to the Company (or its transfer agent), together with the share certificate(s) and such other evidence of title as the Board of Directors may reasonable require. Until the transferee has been registered in the registrar of Shareholders in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof.

(b)	The Board of Directors may, in its discretion to the extent it deems necessary, close the Register of Shareholders of registration of transfer of shares during any year for a period determined by the Board of Directors, and no registrations of transfer of shares shall be made by the Company during any such period during which the Register of Shareholders is so closed.

             20.       Record Date for Notices of General Meeting and Other Action. Notwithstanding any other contrary provision of these Articles, in order that the Company may determine the shareholders entitled to notice of or to vote at any Annual or Special General Meeting or any adjournment thereof, or to express consent to or dissent from any corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of or to take or be the subject of any other action, the Board of Directors may fix in advance, a record date, which shall not be more than forty nor less than four days before the date of such meeting (or any longer or shorter period permitted by law, including regulations promulgated pursuant to the Companies Law). A determination of shareholders of record entitled to notice of or to vote at a meeting shall apply to any adjournment of the meeting; provided, however, that the board of Directors may fix a new record date for the adjourned meeting.

TRANSMISSION OF SHARES

             21.       Decedents’ Shares. (a) In case of a share registered in the names of two or more holders, the Company may recognize the survivor(s) as the sole owner(s) thereof unless and until the provisions of Article 21(b) have been effectively invoked.

(b)	Any person becoming entitled to a share in consequence of the death of any person, upon producing evidence of the grant of probate or letters of administration or declaration of succession (or such other evidence as the Board of Directors may reasonably deem sufficient), shall be registered as a shareholder in respect of such share, or may, subject to the regulations as to transfer herein contained, transfer such share.

             22.       Receivers and Liquidators. (a) The Company may recognize any receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate shareholder, and a trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceeding with respect to a shareholder or its properties, as being entitled to the shares registered in the name of such shareholder.

(b)	Such receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate shareholder and such trustee, manager, receiver, liquidate or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceedings with respect to a shareholder or its properties, upon producing such evidence as the Board of Directors may deem sufficient as to his authority to act in such capacity or under this Article, shall with the consent of the Board of Directors (which the Board of Directors may grant or refuse in its absolute discretion), be registered as a shareholder in respect of such shares, or may, subject to the regulations as to transfer herein contained, transfer such shares.

GENERAL MEETINGS

             23.       Annual General Meeting. (a) An Annual General Meeting shall be held once in every calendar year at such time (within a period of not more than fifteen (15) months after the last preceding Annual General Meeting) and at such place, either within or without the State of Israel, as may be determined by the Board of Directors.

(b)	Subject to the provisions of these Articles, the function of the Annual General Meeting shall be to discuss the financial reports and the reports of the board of directors as provided under the Companies Law; to elect the members of the Board of Directors: to appoint auditors and to fix, or authorize the directors to fix, their salaries and to transact any other business which under these Articles or the Statutes are to be transferred at a General Meeting.

             24.       Special General Meeting. All General Meetings other than Annual General Meetings shall be called “Special General Meeting”. The Board of Directors may, whenever it thinks fit, convene a Special General Meeting, at such time and place, within or out of the State of Israel, as may be determined by the Board of Directors, and shall be obliged to do so upon a requisition in writing in accordance with Section 63 of the Companies Law.

             25.       Notice of General Meetings; Omission to Give Notice. (a) Not less than twenty-one (21) days’ prior notice shall be given of every General Meeting. Each such notice shall specify the place and the day and hour of the meeting and the general nature of each item to be acted upon thereat, the essence of the proposed resolutions, the majority required to approve such resolutions, the effective date for determining the shareholders entitled to vote in such shareholders meeting, and if the adjourned meeting is to be held more than seven days following the date of such meeting, the date of such adjourned meeting. Said notice to be given to all shareholders who would be entitled to attend and vote at such meeting. Notice of a General Meeting shall be given in accordance with the Statutes and any other applicable law, and otherwise as the Board of Directors may determine. Anything therein to the contrary notwithstanding, with the consent of all shareholders entitled to vote thereon, a resolution may be proposed and passed at such meeting although a lesser notice than hereinabove prescribed has been given.

(b)	the accidental omission to give notice of a meeting to any shareholder, or the non-receipt of notice sent to such shareholder, shall not invalidate the proceedings at such meeting.

(c)	No shareholder present, in person or by proxy, at the commencement of a General Meeting shall be entitled to seek the revocation of any proceedings or resolutions adopted at such General Meeting on account of any defect in the notice of such meeting relating to the time or the place thereof.

PROCEEDINGS AT GENERAL MEETINGS

             26.       Quorum. (a) No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the quorum required under these Articles for such General Meeting or such adjourned meeting, as the case may be, is present when the meeting proceeds to business.

(b)	In the absence of contrary provisions in these Articles, two or more shareholders (not in default in payment of any sum referred to in Article 32(a) hereof), present in person or by proxy and holding shares conferring in the aggregate at least thirty three and a third percent (33½%) of the voting power of the Company, shall constitute a quorum of General Meetings.

(c)	If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine with the consent of the holders of majority of the voting power represented at the meeting in person or by proxy and voting on the question of adjournment. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting (other than an adjourned separate meeting of a particular class of shares referred to in Article 6 of these Articles), if the original meeting was convened upon requisition under Section 63 of the Companies Law, one or more shareholders, present in person or by proxy, and holding the number of shares required for making such requisition, shall constitute a quorum, but in any other case any two (2) shareholders (not in default as aforesaid) present in person or by proxy, shall constitute a quorum.

             27.        Chairman. The Chairman of the Board of Directors, shall preside as Chairman at every General Meeting of the Company. If at any meeting the Chairman is not present within fifteen (15) minutes after the time fixed for holding the meeting or is unwilling to act as Chairman, the Co-Chairman shall preside at the meeting. If at any such meeting both the Chairman and the Co-Chairman are not present or are unwilling to act as Chairman, shareholders present shall choose someone of their number to be Chairman. The office of Chairman shall not, by itself, entitled the holder thereof to vote at any General Meeting nor shall it entitle such holder to a second or casting vote (without derogating, however, from the rights of such Chairman to vote as a shareholder or proxy of a shareholder if, in fact, he is also a shareholder or such proxy).

             28.       Adoption of Resolutions at General Meeting. (a)(i) An Ordinary Resolution shall be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting in person or by proxy and voting thereon.

             (ii)        Any matter required under the Companies Ordinance to be approved by a Special or Extraordinary Resolution shall be deemed adopted if approved by an Ordinary Resolution, except as otherwise mandated by any provision of the Companies Ordinance then still in effect.

(b)	Every question submitted to a General Meeting shall be decided by a written ballot.

(c)	A declaration by the Chairman of the meeting that a resolution has been carried unanimously or carried by a particular majority, or lost, and an entry to that effect in the minute book of the Company, shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

             29.       Resolutions in Writing. A resolution in writing signed by all shareholders of the Company then entitled to attend and vote at General Meetings or which all such shareholders have given their written consent (by letter, telegram, telex, facsimile or otherwise) shall be deemed to have been unanimously adopted by a General Meeting duly convened and held.

             30.       Power to Adjourn. The Chairman of a General Meeting at which a quorum is present may, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called.

             31.       Voting Power. Subject to the provisions of Article 32(a) and subject to any provision hereof conferring special right as to voting, or restricting the right to vote, every shareholder shall have one vote for each share held by him or record or in his name with an “exchange member” and held of record by a “nominees company” (as such terms are defined under Section 1 of the Companies Law), on every resolution without regard to whether the vote thereon is conducted by a show of hands, by written ballot or by any other means.

             32.       Voting Rights. (a) No shareholder shall be entitled to vote at any General Meeting (or be counted as a part of the quorum thereat), unless all calls then payable by him in respect of his shares in the Company have been paid, but this Article 32(a) shall not apply to separate General Meetings of the holders of a particular class of shares pursuant to article 6(b).

(b)	A company or other corporate body being a shareholder of the Company may duly authorize any person to be its representative at any meeting of the Company or to execute or deliver a proxy on its behalf. Any person so authorized shall be entitled to exercise on behalf of such shareholder all the power which the latter could have exercised if it were an individual shareholder. Upon the request of the Chairman of the meeting, written evidence of such authorization (in form acceptable to the Chairman) shall be delivered to him.

(c)	Any shareholder entitled to vote may vote either in person or by proxy (who need not be shareholder of the Company, or, if the shareholder is a company or other corporate body, by representative authorized pursuant to article 32(b).

(d)	If two or more persons are registered as joint holders of any share, the vote of the senior who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s). For the purpose of this Article 32(d), seniority shall be determined by the order of registration of the joint holders in the Register of Shareholders.

             33.        Instrument of Appointment. (a) An instrument appointing a proxy shall be in writing and shall be substantially in the following form:

___________________________, of ___________________________
(Name of Shareholder)	(Address of Shareholder)

being a shareholder of Gilat Satellite Networks Ltd. hereby appoint

___________________________, o f ___________________________
(Name of Proxy)	(Address of Proxy)

as my proxy to vote for me and on my behalf at the General Meeting of the
Company to be held on the ____ day of ____________, ______ and at any adjournment(s) thereof.
Signed this day of

_______________________
(Signature of Appointor)

or in any usual or common form or in such other form as many be approved by the Board of Directors. Such proxy shall be duly signed by the appointor of such person’s duly authorized attorney, or, if such appointor is company or other corporate body, under its common seal or stamp or the hand of its duly authorized agent(s) or attorney(s).

(b)	The instrument appointing a proxy (and the power of attorney or other authority, if any under which such instrument has been signed) shall either be presented to the Chairman at the meeting at which the person named in the instrument proposes to vote or be delivered to the Company (at its Registered Office, at its principal place of business, or at the offices of its registrar or transfer agent, or at such place as the Board of Directors may specify) not less than two (2) hours before the time fixed for such meeting, except that the instrument shall be delivered (i) twenty-four (24) hours before the time fixed for the meeting where the meeting is to be held outside of Israel and the instrument is delivered to the Company at its Registered Office or principal place of business, or (ii) forty-eight (48) hours before the time fixed for the meeting where the meeting is to be held outside of the United States of America and the instrument is delivered to the Company’s registrar or transfer agent.

             34.       Effect of Death of Appointor of Transfer of Share and or Revocation of Appointment. (a) A vote case in accordance with an instrument appointing a proxy shall be valid notwithstanding the prior death or bankruptcy of the appointing shareholder (or of his attorney-in-fact, if any, who signed such instrument), or the transfer of the share in respect of which the vote is cast, unless written notice of such matters shall have been received by the Company of by the Chairman of such meeting prior to such vote being cast.

             (b)       An instrument appointing a proxy shall be deemed revoked (i) upon receipt by the Company or the Chairman, subsequent to receipt by the Company of such instrument, or written notice signed by the person signing such instrument or by the shareholder appointing such proxy canceling the appointment thereunder (or the authority pursuant to which such instrument was signed) or of an instrument appointing a different proxy (and such other documents, if any, required under Article 33(b) for such new appointment), provided such notice of cancellation or instrument appointing a different proxy were so received at the place and within the time for delivery of the instrument revoked thereby as referred to in Article 33(b) hereof, or (ii) if the appointing shareholder is present in person at the meeting for which such instrument of proxy was delivered, upon receipt by the Chairman of such meeting of written notice from such shareholder of the revocation of such appointment, or if and when such shareholder votes at such meeting. A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the revocation or purported cancellation of the appointment, or the presence in person or vote of the appointing shareholder at a meeting for which it was rendered, unless such instrument of appointment was deemed revoked in accordance with the foregoing provisions of this Article 34(b) at or prior to the time such vote was cast.

BOARD OF DIRECTORS

             35.       Powers of Board of Directors. (a) In general. the supervision of the management of the business of the Company shall be vested in the Board of Directors, which may exercise all such powers and do all such acts and things as the Company is authorize to exercise and do, and are not hereby or by law required to be exercised or done by the Company by action of its shareholders at a General Meeting. The authority conferred on the Board of Directors by this Article 35 shall be subject to the provisions of the Statutes, these Articles and any regulation or resolution consistent with these Articles adopted from time to time by the Company by action of its shareholders at a General Meeting, provided, however, that no such regulation or resolution shall invalidate any prior act done by or pursuant to a decision of the Board of Directors which would have been valid if such regulation or resolution had not been adopted.

(b)	Borrowing Power. The Board of Directors may from time to time, at its indiscretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purposes of the Company, and may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions as it deems fit, and, in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the undertaking or the whole or any part of the property of the Company, both present and future, including its uncalled or called but unpaid capital for the time being.

(c)	Reserves. The Board of Directors may, from time to time, set aside any amount(s) out of the profits of the Company as a reserve or reserves for any purpose(s) which the Board of Directors, in its absolute discretion, shall deem fit, including without limitation, capitalization and distribution of the bonus shares, and may invest any sum so set aside in any manner and from time to time deal with and vary such investments and dispose of all or any part thereof, and employ any such reserve or any part thereof in the business of the Company without being bound to keep the same separate from other assets of the Company, and may subdivide or redesignate any reserve or cancel the same or apply the funds therein for another purpose, all as the Board of Directors may from time to time think fit.

             36.       Exercise of Powers of Board of Directors. (a) A meeting of the Board of Directors at which a quorum is present shall be competent to exercise all the authorities, powers and discretion vested in or exercisable by the Board of Directors.

(b)	A resolution proposed at any meeting of the Board of Directors shall be deemed adopted if approved by a majority of the Directors present when such resolution is put to a vote and voting thereon.

(c)	A resolution in writing signed by all of the Directors then in office and lawfully entitled to vote thereon or to which all of the Directors have given their written consent (by letter, telegram, telex, facsimile, electronic mail or otherwise) shall be deemed to have been unanimously adopted by a meeting of the Board of Directors duly convened and held.

             37.       Delegation of Powers. (a) The board of Directors may, subject to the provisions of the Statutes, delegate any or all of its powers of Committees, each consisting of one or more persons (who are Directors, at least one of which is an outside director as defined under the Companies Lawand otherwise comprised as required by the Law]) and it may from time to time revoke such delegation or alter the composition of any such committee. Any Committee so formed (in these Articles referred to as a “Committee of the Board of Directors”), shall, in the exercise of the powers so delegated, confirm to any regulation imposed on it by the Board of Directors. The meeting and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, so far as not superseded by any regulations adopted by the Board of Directors under this Article. Unless otherwise expressly provided by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee shall not be empowered to further delegate such powers.

(b)	Without derogating from the provisions of Article 50, the Board of Directors may from time to time appoint a Secretary to the Company, as well as officers, agents, employees and independent contractors, as the Board of Directors deems fit, and may terminate the service of any such person. The Board of Directors may, subject to the provisions of the Companies Law, determine the powers and duties, as well as the salaries and emoluments, of all such persons, and may require security in such cases and in such amounts as it deems fit.

(c)	the Board of Directors may from time to time, by power of attorney or otherwise, appoint any person, company firm or body of persons to be the attorney or attorneys of the Company at law or in fact for such purpose(s) and with such powers, authorities and discretions, and for such period and subject to such conditions, as it deems fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board of Directors deems fit, and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

             38.       Number of Directors. The board of directors of the Company will consist of not less than five (5) nor more than nine (9) members, as may be fixed by ordinary resolution of the Company from time to time at any General Meeting (including any Special General Meeting or Annual General Meeting). So long as no other resolution has been adopted, the number of members of the board of directors shall be as set forth in sub-article 39(f) below.

             39.       Election and Removal of Directors.

             (a)  Each beneficial owner (as defined below) of seven percent (7%) or more of the issued and outstanding ordinary shares of the Company (“Appointing Shareholder”) shall be entitled to appoint one (1) individual to the Company’s board of directors (an “Appointed director”). So long as the ordinary shares of the Company are listed for trading on the Nasdaq National Market or Nasdaq Small Cap Market, the Company’s board of directors may at any time in its sole discretion determine that only a person who qualifies as an “independent director” as provided under the Nasdaq rules then in effect shall be eligible to serve as an Appointed Director. In addition, in no event may a person become an Appointed Director unless such person does not, at the time of appointment, and did not, within two years prior thereto engage, directly or indirectly, in any activity which competes with the Company, whether as a director, officer, employee, contractor, consultant, partner or otherwise.

             For the purposes of this sub-article 39(a) a “beneficial owner” or ordinary shares means any person or entity who, directly or indirectly, has the power to vote, or to direct the voting of, such ordinary shares. All ordinary shares beneficially owned by a person or entity, regardless of the form which such beneficial ownership takes, shall be aggregated in calculating the number of ordinary shares beneficially owned by such person or entity. All persons and entities that are affiliates (as defined below) of each other shall be deemed to be one person or entity for the purposes of this definition.

             For the purposes of this sub-article 39(a) an “affiliate” means with respect to any person or entity, any other person or entity controlling, controlled by, or under common control with such person or entity; “control” shall have the meaning ascribed to it I the Israeli Securities Law – 1968.

             (b)  Not later than 60 days prior to the contemplated date of the Annual General Meeting of the Company, the Company shall send a notice to each beneficial owner of 7% or more of the issued and outstanding ordinary shares, who at such time has a Schedule 13D (or amendment thereto) on file with the United States Securities and Exchange Commission (“SEC”), informing such beneficial owner(s) of the contemplated date of such Annual General Meeting, any requirement for the Appointed Directors to qualify as “independent directors” and referring such beneficial owner(s) to the provisions of this Article 39. The appointment of the Appointed Directors shall be made by delivery to the Company, not later than 45 days prior to the contemplated date of the Annual General Meeting as set forth in the notice delivered by the Company, of a letter of appointment (“Letter of Appointment”) specifying the full legal name of the Appointing Shareholder, the number of ordinary shares beneficially owned by such Appointing Shareholder on the date which is 45 days period to the contemplated date of the Annual General Meeting, the name, address and identity number or passport number of the Appointed Director and a written consent of the Appointed Director to serve as such. The Letter of Appointment shall be accompanied by evidence reasonably satisfactory to the Company of the number of ordinary shares beneficially owned by the Appointing Shareholder and by a written undertaking, in a form acceptable to the Company, to comply with the obligations set forth in sub-article 39(d) below. Notwithstanding anything to the contrary in these Articles, the board of directors shall not include more than four (4) Appointed Directors. Consequently, if more than four (4) Letters of Appointment have been received by the Company as specified above, only the four Appointing Shareholders that beneficially own the greatest number of ordinary shares, out of all Appointing Shareholders that delivered a Letter of Appointment, shall be entitled to appoint an Appointed Director.

             (c)  The appointment of any Appointed Director shall take effect at the adjournment of the first Annual General Meeting which takes place following delivery of the Letter of Appointment with regard to such Appointed Director.

             (d)  As a condition to the appointment of an Appointed Director, any Appointing Shareholder that delivers to the Company a Letter of Appointment shall, prior to such delivery, be required to file with the SEC a schedule 13D, or an amendment to its Schedule 13D if there is any change in the facts set forth in its Schedule 13D already on file with the SEC disclosing any such change in its holdings of ordinary shares, regardless of whether any filing or amendment is required to be field under the rules of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. The delivery to the Company of a Letter of Appointment shall constitute a representation and warranty by the Appointing Shareholder that its percentage of beneficial ownership of the ordinary shares is as set forth in its Schedule 13D (or amendment thereto) on file with the SEC. In addition, any Appointing Shareholder shall be obligated to notify the Company in writing of any sale, transfer, assignment or other disposition of any kind of ordinary shares by such Appointing Shareholder that results in the reduction of its beneficial ownership to below the percentage indicated in sub-article 39(a) above, immediately after the occurrence of such disposition of shares but in any event not later than the earliest of (i) ten (10) days therefore, or (ii) the next Annual General Meeting. Without derogating from the foregoing, so long as an Appointed Director serves on the board of directors, the Appointing Shareholder which appointed such Appointed Director shall provide the company, upon its written request at any time and from time to time, with reasonable evidence of its beneficial ownership in the Company.

             (e)  The office of each Appointed Director will expire on the earliest to occur of any of the following events:

(i) At the election of the board of directors, at its sole discretion, at any time after the holdings of the shareholder who appointed such Appointed Director fall below 7% of the issued and outstanding ordinary shares;

(ii) Upon the removal of the Appointed Director by the Appointing Shareholder;

(iii) When the Appointed Director ceases to qualify as an “independent director” as referenced in sub-article 39(a) above.

(iv) Upon the occurrence of any of the events set forth in sub-article 39(g) or Article 42 below.

For the removal of doubt, the provisions of Article 41 shall apply to any vacancy created by the expiration of the office of an Appointed Director.

                         (f)  In addition to the election of the Appointed Directors, the majority of the shareholders represented in person or by proxy at the Annual General Meeting will elect Directors, including Outside Directors as required by the Law, such that the total number of directors (including the Appointed Directors actually appointed shall be (i) nine, if four Appointed Director4s are expect to be appointed at the adjournment of such Annual General Meeting; or (ii) seven, if fewer than four Appointed Directors are expected to be appointed at the adjournment of such Annual General Meeting. Notwithstanding the aforesaid, any any Annual General Meeting at the adjournment of which the appointment of one or more Appointed Directors becomes effective, ordinary shares constituting 7% of the issued and outstanding shares of the Company held by each Appointing Shareholder which actually appoints an Appointed Directors shall not be taken into consideration in calculating such Appointing Shareholder’s vote for the purposes of the election of directors under this Article 39 (f).

                         (g)  Each director shall serve, subject to Article 42 hereof, and, with respect to a director appointed pursuant to Article 41 hereof, subject to such Article, until the adjournment of the Annual General Meeting next following the Annual General Meeting or General Meeting at which such director was elected pursuant to this Article 39,or Article 41 hereof, or her/his earlier removal pursuant to this Article 39(g)below. The holders of a majority of the voting power represented at a General Meeting in person or by proxy and voting at such general Meeting shall be entitled to remove any director(s) other than Appointed Directors (unless pursuant to circumstances or events provided by the Law) from office, to elect directors instead of directors so removed or to fill any vacancy, however created in the board of directors.

                         (h)  Subject to the number of directors determined pursuant to Article 38 above, the directors may at any time and from time to time appoint any other person as a director, whether to fill a vacancy or whether in addition to those of their body. Any director so appointed shall hold office until the first General Meeting convened after such appointment and may be re-elected.

                         (i)  The election, qualification and removal of Outside Directors shall be governed by the applicable provisions of the law.

             40.  Qualification of Directors. No person shall be disqualified to serve as a Director by reason of his not holding shares in the Company or by reason of his having served as a Director in the past.

             41.  Continuing Directors in the Event of Vacancies. In the event of one or more vacancies in the Board of Directors, the continuing Directors may continue to act in every matter, and, pending the filling of any vacancy pursuant to the provisions of Article 39, may appoint Directors to temporarily fill any such vacancy, provided, however, that if they number less than a majority of the number provided of pursuant to Article 38 hereof, they may only act in an emergency or to fill the office of director which has become vacant up to the minimum number or in order to call a General Meeting of the Company for the purpose of electing Directors to fill any or all vacancies, so that at least a majority of the number of Directors provided for pursuant to Article 38 hereof are in office as a result of said meeting.

             42.  Vacation of Office. (a) The office of a Director shall be vacated, ipso factor, upon his death, or if he be found lunatic or become of unsound mind, or if he becomes bankrupt, or if the Director is a company, upon its winding-up, or any other reason specified in the Companies Law.

             (b)  The office of a Director shall be vacated by his written resignation. Such resignation shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later.

             43.  Remuneration of Directors.  Subject to the provisions of the Companies, Law, a director shall be paid by remuneration by the Company for his services as Director to the extent such remuneration shall have been approved by a General Meeting of the Company.

             44.  Conflict of Interests.  Subject to the provisions of the Companies Law, no Director shall be disqualified by virtue of his office from holding any office or place of profit in the Company or in any company in which the Company shall be a shareholder or otherwise interested, or from contracting with the Company as vendor, purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested be avoided, nor, other than as required under the Companies Law, shall any Director be liable to account to the Company for any profit arising from any such office or of other fiduciary relations thereby established, but the nature of his interest, as well as any material fact or documents must be disclosed by him at the meeting of the Board of Directors at which the contract or arrangement is first considered, if his interest then exists, or, in any other case, at no later than the first meeting of the Board of Directors after the acquisition of his interest.

             45.  Alternate Directors.  (a) A Director may, by written notice to the Company given in the manner set forth in Article 45(b) below, appoint any individual qualified to be appointed as a director under the Companies Law (provided that such person does not serve as a director or substitute director at that time) as an alternate for himself (in these Articles referred to as “Alternate Director”), remove such Alternate Director and appoint another Alternative Director in place of any Alternate Director appointed by him whose office has been vacated for any reason whatsoever. The appointment of an Alternate Director shall be subject to the consent of the Board of Directors. Unless the appointing Director, by the instrument appointing an Alternate Director or by written notice to the Company, limits such appointments to a specified period of time or restricts it to a specified meeting or action of the Board of Directors, or otherwise restricts its scope, the appointment shall be for all purposes and for a period of time concurrent with the term of the appointing Director.

             (b)  Any notice to the Company pursuant to Article 45(a) shall be given in person to, or by sending the same by mail to the attention of the General Manager of the Company at the principal office of the Company or to such other person or place as th4e Board of Directors shall have determined for such purpose, and shall become effective on the date fixed therein, or upon the receipt thereof by the Company (at the place as aforesaid), whichever is later, subject to the consent of the Board of Directors if the appointee is not then a member of the Board of Directors, in which case the notice will be effective as of the date of such consent.

             (c)  An Alternate Director shall have all the rights and obligations of the Director who appointed him, provided however, that (i) he may not in turn appoint an alternate for himself (unless the instrument appointing him otherwise expressly provides), and (ii) an Alternate Director shall have no standing at any meeting of the Board of Directors or any Committee thereof while the Director who appointed him is present, and (iii) the Alternate Director is not entitled to remuneration.

             (d)  Any individual who qualifies to be a member of the Board of Directors, may act as an Alternate Director.

             (e)  An Alternate Director shall alone be responsible for his own acts and defaults, and he shall not be deemed the agent of the director(s) who appointed him.

             (f)  The office of an Alternate Director shall be vacated under the circumstances, mutatis mutandis, set forth in Article 42, and such office shall ipso factor be vacated if the Director who appointed such Alternate Director ceases to be a Director.

PROCEEDINGS OF THE BOARD OF DIRECTORS

             46.  Meetings.  (a) The Board of Directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the Directors think fit.

             (b)  Any Director may at any time, and the Secretary, upon the request of such Director, shall convene a meeting of the Board of Directors, but not less than seven (7) das’ notice shall be given of any meeting so convened. Notice of any such meeting may be give orally, by telephone, in writing or by mail, electronic mail, telex, cablegram or facsimile. Notwithstanding anything to the contrary herein, failure to deliver notice to a director of any such meeting in the manner required hereby may be waived by such Director, and a meeting shall be deemed to have been duly convened notwithstanding such defective notice of such failure or defect is waived prior to action being taken at such meeting, by all Directors entitled to participate at such meeting to whom notice was not duly given as aforesaid. Without derogating from the foregoing, no Director present at the commencement of a meeting of the Board of Directors shall be entitled to seek the revocation of any proceedings or resolutions adopted at such meeting on account of any defect in the notice of such meeting relating to the time or the place thereof.

             47.  Quorum. Until otherwise unanimously decided by the Board of Directors, a quorum at a meeting of the Board of Directors shall be constituted by the presence in person or by telephone conference of a majority of the Directors then if office who are lawfully entitled to participate in the meeting. No business shall be transacted at a meeting of the Board of Directors unless the requisite quorum is present (in person or by telephone conference) when the meeting proceeds to business.

             48.  Chairman of the Board of Directors. The Board of Directors may from time to time, elect one of its members to be the Chairman of the Board of Directors, and another of its members as Co-Chairman, remove such Chairman and Co-Chairman from office and appoint others in their place. The Chairman of the Board of Directors shall preside at every meeting of the Board of Directors, but if at any meeting the Chairman is not present within fifteen (15) minutes of the time fixed for the meeting or if he is unwilling to take the chair the Directors present shall choose one of their number to be the Chairman of such meeting. Neither the Chairman nor the Co-Chairman shall have a tie breaking or additional vote.

             49.  Validity of Acts Despite Defects. All acts done bona fide at any meeting of the Board of Directors, or of a Committee of the Board of Directors, or by any person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meeting or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

CHIEF EXECUTIVE OFFICER AND PRESIDENT

             50.  Chief Executive Officer and President. (a) The Board of Directors may from time to time appoint one or more person, whether or not Directors as Chief Executive Officer of Officers, General Manager or Managers, or President of the Company and may confer upon such person(s), and from time to time modify or revoke, such titles and such duties and authorities of the Board of Directors as the Board of Directors may deem fit, subject to such limitations and restrictions as the Board of Directors may from time to time prescribe. Unless otherwise determined by the Board of Directors, the Chief Executive Officer shall have authority with respect of the management of the Company in of the Ordinary course of business. Such appointment(s) may be either for fixed term or without any limitation of time, and the Board of Directors may from time to time (subject to the provisions of the Companies Law and any of any contract between any such person and the Company) fix his or their salaries and emoluments, remove or dismiss him or them from office and appoint another or others in his or their place or places.

             (b)  Unless otherwise determined by the Board of Directors, the Chief Executive Officer of the Company shall have the power to appoint other officers (other than directors), executives and employees of the Company and determine their remuneration, provide that the remuneration of the four highest salaried personnel of the Company shall also be approved by either the Board of Directors or any of the Audit Committee or the Compensation Committee.

MINUTES

             51.  Minutes. (a) Minutes of each General Meeting and of each meeting of the Board of Directors shall be recorded and duly entered in books provided for that purpose, and shall be held by the Company at its principal office or its Registered Office or such other place as shall have been determined by the Board of Directors. Such minutes shall, in all events, set forth the name of the persons present at the meeting and all resolutions adopted thereat.

             (b)  Any minutes as aforesaid, if purporting to be signed by the chairman of the meeting or by the chairman of the next succeeding meeting shall constitute prima facie evidence of the maters recorded therein.

             52.  Declaration of Dividends. The Board of Directors may from time to time declare, and cause the Company to pay, such interim or final dividend as may appear to the Board of Directors to be justified by the profits of the Company and as permitted by the Statutes. The Board of Directors shall determine the time for payment of such dividends, both interim and final, and the record date for determining the shareholders entitled thereto.

             53.  Funds Available for Payment of Dividends. No dividend shall be paid otherwise than out of the profits of the Company.

             54.  Amount Payable by Way of Dividends. (a) subject to the rights of the holders of shares as to dividends, any dividend paid by the Company shall be allocated among the shareholders entitled thereto in proportion to the sums paid up or credited as paid up on account of the nominal value of their respective holdings of the shares in respect of which such dividends are being paid without taking into account the premium paid up for the shares. The amount paid up on account of a share which has not yet been called for payment or fallen due for payment and upon which the Company pays interest to the shareholder shall not be deemed, for the purposes of this Article, to be a sum paid on account of the share.

             (b)  Whenever the rights attached to any shares or the terms of issue of the shares do not provide otherwise, shares which are fully paid up or which are credited as fully or partly paid within any period which in respect thereof dividends are paid shall entitle the holders thereof to a dividend in proportion to the amount paid up or credited as paid up in respect of the nominal value of such shares and to the date of payment thereof (pro rata temporis).

             55.  Interest. No dividend shall carry interest as against the Company.

             56.  Payment in Specie. Upon the recommendation of the Board of Directors approved by Ordinary Resolution of the Company, the Company (i) may cause any moneys, investments, or other assets forming part of the undivided profits of the Company, standing to the credit of a reserve fund, for the redemption of capital, or in the hands of the Company and available for dividends, or representing premiums received on the issuance of shares and standing to the credit of the share premium accounts to be capitalized and distributed among such of the shareholders as would be entitled to receive the same if distributed by way of dividend and in the same proportion, on the footing that they become entitled thereto as capital, or may cause any part of such capitalized fund to be applied on behalf of such shareholders in paying up in full, either as par or at such premium as the resolution may provide, any unissued shares or debentures or debenture stock of the Company which shall be distributed accordingly, in payment, in full or in part, of the uncalled liability on any issued shares or debentures or debenture stock; and (ii) may cause such distribution or payment to be accepted by such shareholders in full satisfaction of their interest in the said capitalized sum.

             57.  Implementation of Powers under Article 56. For the purpose of giving full effect to any resolution under Article 56, and without derogating from the provisions of Article 7(b) hereof the Board of Directors may settle any difficulty which may arise in regard to the distribution as it thinks expedient, and, in particular, may issue fractional certificates, and may fix the value for distribution of any specific assets, and may determine that cash payment shall be made to any shareholders upon the footing of the value so fixed, or that fractions of less value than the nominal value of one share may be disregard in order to adjust the rights of all parities, and may vest any such cash, shares, debentures, debenture stock or specific assets in trustees upon such trusts for the persons entitled to the dividend or capitalized fund as may seem expedient to the Board of Directors. Where requisite, a proper contract shall be file din accordance with Section 291 of the Companies Law, and the Board of Directors may appoint any person to sign such contract on behalf of the persons entitled to the dividend or capitalized fund.

             58.  Dividends on Unpaid Shares. Without derogating from Article 54, hereof, the Board of Directors may give an instruction which shall prevent the distribution of a dividend to the holders of shares the full nominal amount of which has not been paid up.

             59.  Retention of Dividends.  (a) The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share on which the Company has a lien, and may apply the same in or toward satisfaction of the debts, liabilities, or engagements in respect of which the lien exists.

             (b)  The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share in respect of which any person is, under Articles 21 or 22, entitled to become a shareholder, or which any person, is, under said Articles, entitled to transfer, until such person shall become a shareholder in respect of such share or shall transfer the same.

             60.  Unclaimed Dividends. All unclaimed dividends or other moneys payable in respect of a share may be invested or otherwise made use of by the Board of Directors for the benefit of the Company until claimed. The payment by the Directors of any unclaimed dividend or such other moneys into a separate account shall not constitute the Company a trustee in respect thereof. The principal (and only the principal) of any unclaimed dividend of such other moneys shall be if claimed, paid to a person entitled thereto.

             61.   Mechanics of Payment. Any dividend or other moneys payable in cash in respect of a share may be paid by check or warrant sent through the post to, or left at, the registered address of the person entitled thereto or by transfer to a bank account specified by such person (or, if two or more persons are registered as joint holders of such share or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise to the joint holder whose name is registered first in the Register of Shareholders or his bank account or the person who the Company may then recognize as the owner thereof or entitled thereto under Article 21 or 22 hereof, as applicable, or such person’s bank account), or to such person and at such other address as the person entitled thereto may be writing direct. Every such check or warrant shall be made payable to the order of the person to whom it is sent, or to such person as the person entitled thereto as aforesaid may direct, and payment of the check or warrant by the banker upon it is drawn shall be a good discharge to the Company.

             62.  Receipt from a Joint Holder. If two or more persons are registered as joint holders of any share, or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable in respect of such share.

ACCOUNTS

             63.  Book of Account. The Board of Directors shall cause accurate books of accounts to be kept in accordance with the provisions of the Companies Law and of any other applicable law. Such books of account shall be kept at the Registered Office of the Company, or at such other place or places as the Board of Directors may think fit, and they shall always be open to inspection by all Directors. No shareholder, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorized by the Board of Directors or by Ordinary Resolution of the Company.

             64.  Audit. At lease once in every fiscal year the accounts of the Company shall be audited and the correctness of the profit and loss account and balance sheet certified by one or more duly qualified auditors.

             65.  Auditors. The appointment, authorities, rights and duties of the auditor(s) of the Company, shall be regulated by applicable law, provided, however, that in exercising its authority to fix the remuneration of the auditor(s), the shareholders in general Meeting may, by Ordinary Resolution, act (and in the absence of any action in connection therewith shall be deemed to have so acted) to authorize the Board of Directors to fix such remuneration subject to such criteria or standards, and if no such criteria or standards are so provided, such remuneration shall be fixed in an amount commensurate with the volume and nature of the services rendered by such auditor(s).

SUPPLEMENTARY REGISTERS

             66.  Supplementary Registers. Subject to and in accordance with the provisions of Sections 138 to 139, inclusive, of the Companies Law and to all orders and regulations issued thereunder, the Company may cause supplementary registers to be kept in any place outside Israel as the Board of Directors may think fit, and subject to all applicable requirements of law, the Board of Directors may from time to time adopt such rules and procedures as it may think fit in connection with the keeping of such branch registers.

             67.         [Reserved]

EXEMPTION, INDEMNITY AND INSURANCE

             68.  Exemption. The Company may exempt any Office Holder from his or her liability to the Company for breach of duty of care, to the maximum extend permitted by law, before or after the occurrence giving rise to such liability.

             68A.  Indemnification. (a) The Company may undertake with any Office Holder to indemnify such Office Holder, to the maximum extent permitted by law, against any liabilities he or she may incur in such capacity, provided that such undertaking is limited (i) with respect to categories of events that can be expected as determined in advance by the Board of Directors when authorizing such undertaking, and (ii) with respect to such amounts determined retroactively by the Board of Directors as reasonable in the circumstances.

             (b)  The Company may indemnify any past or present Office Holder to the maximum extent permitted by law, with respect to any past occurrence, whether or not the Company is obligated under any agreement to indemnify such Office Holder in respect of such occurrence.

             68B.  Insurance. The Company may procure, and/or undertake to procure, insurance covering any past or present Office Holder against any liability which he or she may incur in such capacity, including the Company for indemnifying such Office Holder, to the maximum extend permitted by law.

             68C.  Limitations on Exemption, Indemnity and Insurance. Article 68, 68A and 68B above notwithstanding, the Company shall not procure insurance, indemnify or exempt any Office Holder with respect to the events described in Subsections 263(1) through 263(4) of the Companies Law or any successor or amendment thereof, as may from time to time be in effect.

WINDING UP

             69.  Winding Up. If the Company is wound up, then, subject to applicable law and to the rights of the holders of shares with special rights upon winding up, the assets of the Company available for distribution among the shareholders shall be distributed to them in proportion to the nominal value of their respective holdings of the share s in respect of which such distribution is being made.

MERGERS

             69A.  Approval of Merger. Notwithstanding Section 327 of the Companies Law, the Company may approve any merger under Part Eight, Chapter One of the Companies Law by an Ordinary Resolution.

RIGHTS OF SIGNATURE, STAMP AND SEAL

             70A.  Rights of Signature, Stamp and Seal (a) The Board of Directors shall be entitled to authorize any person or persons (who need not be Directors) to act and sign on behalf of the Company, and the acts and signature of such person(s) on behalf of the Company shall bind the Company insofar as such person(s) acted and signed within the scope of his or their authority.

             (b)   The Board of Directors may provide for a seal. If the Board of Directors so provides, it shall also provide for the safe custody thereof. Such seal shall not be used except by the authority of the Board of Directors and in the presence of the person(s) authorized to sign on behalf of the Company, who shall sign every instrument.

NOTICES

             71   Notices. Any written notice or other document may be served by the Company upon any shareholder either personally or by sending it by prepaid mail (airmail if sent internationally addressed to such shareholder at his address as described in the Register of Shareholders or such other address as he may have designated in writing for the receipt of notices and other documents. Any written notice or other document may be served by any shareholder upon the Company by tendering the same in person to the Secretary or the General Manager of the Company at the principal office of the Company or by sending it by prepaid registered mail (airmail if posted outside Israel) to the Company at its Registered Office. Any such notice or other document shall be deemed to have been served forty-eight (48) hours after it has been posted (seven (7) business days if sent internationally), or when actually received by the addressee if sooner than forth-eight hours or seven days, as the case may be, after it has been posted, or when actually tendered in person, to such shareholder (or to the Secretary or the General Manager). Notice sent by electronic mail, cablegram, telex, or facsimile shall be deemed to have been served two business days after the notice is so sent to such shareholder (or by the Company). If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served when received, notwithstanding that it was defectively addressed or failed, in some other respect to comply with the provisions of this Article 71(a).

             (b)  All notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders, and any notice so given shall be sufficient notice to the holders of such share.

             (c)  Any shareholder whose address is not described in the Register of Shareholders, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

             (d)  Notwithstanding anything to the contrary contained herein, notice by the Company of a General Meeting which is published in at least two daily newspapers in the State of Israel within the time otherwise required for giving notice of such meeting under Article 25 hereof and containing the information required to be set forth in such notice under such Article, shall be deemed to be notice of such meeting duly given, for purposes of these Articles, to any shareholder whose address as registered in the Register of shareholders is located in the State of Israel.